Exhibit 99.1

YAMANA GOLD ANNOUNCES SIGNING OF MEMORANDUM OF UNDERSTANDING WITH GOVERNMENT OF CATAMARCA

TORONTO, ONTARIO, October 6, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced the signing of a Memorandum of Understanding (“MOU”) with the provincial Government of Catamarca, Argentina (“the Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”), with respect to the creation of the Catamarca Mining District.  This agreement sets the groundwork for the Company and the Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica property and the Cerro Atajo prospect. The MOU also considers the future participation of mining companies like Yacimientos Mineros Agua de Dionisio (“YMAD”), as well as permitting and significant infrastructure support on the part of the Government.  This agreement is one of the first of its kind in Argentina and is indicative of government support at the national level and, as importantly, in Catamarca for the development of Agua Rica and more generally for mining and mining investments in Catamarca.

The MOU outlines the mechanics by which an association will be formed to advance exploration at the Cerro Atajo prospect, which is considered a stepping stone for further advancement in the development of the Agua Rica project. The MOU forms the basis of a working relationship between the Government through CAMYEN, other mining companies like YMAD and Yamana that is expected to result in a formal agreement by the end of the year to help advance the Cerro Atajo prospect and the Agua Rica project.  The MOU also outlines a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica project and Cerro Atajo prospect, and minimum exploration and infrastructure spending during the three year life of the initial agreement.  The MOU does not restrict Yamana’s ability to deal with Agua Rica although provides a framework of cooperation that would see it advance to development more efficiently and on an expedited timeline.  Presently, Yamana is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

“This agreement with the Government of Catamarca through CAMYEN and which will also have the participation of other mining companies like YMAD, provides a solid and innovative base for the development of what is one of the most important and prospective copper and gold mining assets in the region,” commented Hernan Vera, Vice President, Country Manager, Argentina.  “We look forward to working with the Government of Catamarca and CAMYEN on this new approach to mining development, which not only considers the creation of jobs, but also takes a longer term view that places the relationship between Yamana, the Governments and the citizens of Catamarca at the forefront of the economic development of the province.”

Agua Rica is a low cost, large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina.   The project is 100 per cent owned by Yamana.

The Cerro Atajo prospect lies 10 km to east of Alumbrera and 25 km west of Agua Rica, a region in which both Yamana and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centred on an intrusive complex within the same host rock as the nearby Alumbrera mine.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, the Mexican Peso, and the Canadian Dollar versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.